FORM 5
[ ] Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b). [X] Form 3 Holdings Reported [ ] Form 4 transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person * Stuart John W.	2. Issuer Name and Ticker or trading Symbol On Stage Entertainment, Inc. ONST		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o On Stage Entertainment, Inc. 4625 West Nevso Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement For Month/Year December 2001
(Street) Las Vegas Nevada 89103		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) X Form Filed By One Reporting Person ____Form Filed By More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. transaction Date (Month/Day/Year)	3. transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share	08/13/97	P3**	3,551,155	A		3,551,155	D

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**  Mr. Stuart became subject to Section 16 upon the effective date of the Issuer's Registration Statement on Form SB-2/A on August 13, 1997.  The Initial Statement of Beneficial Ownership of Securities on Form 3 should have been filed within 10 days of that date.
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g.,puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4.transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Purchase Common Stock, par value $0.01 per share	$4.375	06/02/98		A4[1]		[2]	06/08/98	Common Stock, par value $0.01 per share	75,000		75,000	D

Explanation of Responses:

[1] The option to purchase common stock was granted on June 6, 1998. The Statement of Changes in Beneficial Ownership should have been filed within 10 days of the end of that month.
[2] The option is fully vested.

	/s/ John W. Stuart ____________________________________	February 20, 2002 ______________________
	John W. Stuart	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.